

December 8, 2022

Khozema Shipchandler
Chief Operating Officer (Principal Accounting and Financial Officer)
Twilio Inc.
101 Spear Street, Fifth Floor
San Francisco, California 94105

> **Re: Twilio Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-37806**

Dear Khozema Shipchandler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Results of Operations
Comparison of the Fiscal Years Ended December 2021, 2020 and 2019, page 66

1. You state that revenue increased by $1.1 billion or 61% from December 31, 2020 to December 31, 2021 due to "an increase in the usage of our products, particularly our Programmable Messaging products, Programmable Voice products and Email products, the adoption of additional products by our existing customers, the additional A2P fees imposed by certain carriers and revenue contributions from our acquisitions of Twilio Segment, Zipwhip and other businesses." Please quantify the portion of the increase attributable to each item mentioned in your disclosure and discuss the underlying reason for the change. Provide this quantitative disclosure for all line items that materially changed between periods presented. We refer to guidance in Item 303 of S-K.

2. We note your disclosure that the primary driver for the decline in growth margin was due your "international messaging business, the additional A2P fees imposed by certain carriers and an increase in network service provider fees in certain geographies, which we

pass to our customers at cost." Enhance your disclosure to quantify each factor noted. Also, it appears that you have both revenue and gross margin information by your different product lines. If so, please include a discussion of gross margin by product lines to help investors understand your business. We refer to guidance in Item 303(b) of S-K.

Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page 84

3. We note from disclosures on pages 90 and 91 that you operate in a single reportable segment and a single reporting unit. Based upon the November 3, 2022 Investor Day presentation you provide on your website, it appears that discrete financial information below the consolidated level is available to and reviewed by management. Please tell us how you considered ASC 280-10-50 in determining your operating and reportable segments and ASC 350-20-35-33 through 35-46 in determining your reporting units. To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so. In addition, please revise to provide the entity-wide disclosures discussed in ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Juliana Chen